EXHIBIT 99.1

Press release

WiLAN Files Appeal in Patent Dispute with Apple

OTTAWA, Canada – April 21, 2014 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that it has filed an appeal with the United States Court of Appeals for the Federal Circuit in its patent dispute with Apple Inc. (“Apple”) involving WiLAN’s U.S. Patent No. RE37,802 (“the 802 patent”).

On April 3, 2014, Judge Rodney Gilstrap of the U.S. District Court for the Eastern District of Texas, ruled that the Jury had no basis for invalidating the 802 patent at the trial of the WiLAN vs. Apple lawsuit in October 2013.

“After considering the Court’s ruling on April 3, and based on the advice of our counsel McKool Smith, we believe there are strong grounds for an appeal in this case,” said Jim Skippen, President & CEO.

In addition to the case referenced above concerning the 802 patent, WiLAN is in litigation with Apple in the Southern District of California concerning the infringement of two patents related to LTE technology. WiLAN expects the case in Southern California to go to trial later this year if not settled earlier.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 280 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 4,000 issued or pending patents. For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2014

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